

March 23, 2011

<u>Via E-Mail</u>
Mr. Barry M. Yantis
Chief Executive Officer
Chase General Corporation
1307 South 59th
St. Joseph, Missouri 64507

> **Re: Chase General Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 27, 2010**
> **File No. 2-05916**

Dear Mr. Yantis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief